Exhibit 99.2

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ASCENTAGE PHARMA GROUP INTERNATIONAL

亞  盛  醫  藥  集  團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

VOLUNTARY ANNOUNCEMENT

Ascentage Pharma to Present Five Preclinical Studies from Innovative Pipeline at American Association of Cancer Research (AACR) Annual Meeting 2025

Ascentage Pharma Group International (the “Company” or “Ascentage Pharma”) is pleased to announce that five abstracts highlighting the latest preclinical results from its pipeline programs have been selected for presentations at the 2025 American Association of Cancer Research Annual Meeting (AACR), taking place April 25, 2025 to April 30, 2025, in Chicago, Illinois, USA.

The data to be presented encompasses five of the Company’s novel drug candidates: BCR-ABL tyrosine kinase inhibitor olverembatinib (HQP1351), Bcl-2 inhibitor lisaftoclax (APG-2575), FAK/ ALK/ROS1 tyrosine kinase inhibitor APG-2449, EED inhibitor APG-5918, and IAP antagonist AS03157.

The five preclinical abstracts from Ascentage Pharma include:

Olverembatinib (HQP1351) in combination with lisaftoclax (APG-2575) overcomes venetoclax resistance in preclinical models of acute myeloid leukemia (AML)

●	Abstract number: 5652

●	Session Category: Experimental and Molecular Therapeutics

●	Session Title: Novel Antitumor Agents 3

●	Date and Time: Tuesday April 29, 2025, 2:00 PM – 5:00 PM, USA Central Time (Wednesday April 30, 2025, 3:00 AM – 6:00 AM, Beijing Time)

Effects of olverembatinib (HQP1351) in combination with BCL-2 inhibitor lisaftoclax (APG-2575) in T-cell acute lymphoblastic leukemia (T-ALL)

●	Abstract number: 5648

●	Session Category: Experimental and Molecular Therapeutics

●	Session Title: Novel Antitumor Agents 3

●	Date and Time: Tuesday April 29, 2025, 2:00 PM – 5:00 PM, USA Central Time (Wednesday April 30, 2025, 3:00 AM – 6:00 AM, Beijing Time)

Embryonic ectoderm development protein (EED) inhibitor APG-5918 exhibits potent antitumor activity and synergizes with androgen receptor (AR) inhibitor enzalutamide in preclinical prostate cancer (PCa) models

●	Abstract number: 446

●	Session Category: Experimental and Molecular Therapeutics

●	Session Title: Epigenetic Targets

●	Date and Time: Sunday April 27, 2025, 2:00 PM – 5:00 PM, USA Central Time (Monday April 28, 2025, 3:00 AM – 6:00 AM, Beijing Time)

APG-2449, a novel focal adhesion kinase (FAK) inhibitor, enhances the antitumor activity of chemotherapy in preclinical models of small-cell lung cancer (SCLC) with activated FAK

●	Abstract number: 1679

●	Session Category: Experimental and Molecular Therapeutics

●	Session Title: Drug Combination Strategies for Cancer Treatment

●	Date and Time: Monday April 28, 2025, 9:00 AM – 12:00 PM, USA Central Time (Monday April 28, 2025, 10:00 PM – 1:00 AM the next day, Beijing Time)

Discovery of AS03157 as a highly potent and orally active antagonist of inhibitor of apoptosis proteins (IAPs)

●	Abstract number: 5651

●	Session Category: Experimental and Molecular Therapeutics

●	Session Title: Novel Antitumor Agents 3

●	Date and Time: Tuesday April 29, 2025, 2:00 PM – 5:00 PM, USA Central Time (Wednesday April 30, 2025, 3:00 AM – 6:00 AM, Beijing Time)

Olverembatinib is an investigational drug and is not approved in the U.S.

Cautionary Statement required by Rule 18A.05 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited: We cannot guarantee that we will be able to obtain further approval for, or ultimately market APG-2575, APG-2449, APG-5918 and AS03157 successfully.

By order of the Board
Ascentage Pharma Group International Dr. Yang Dajun
Chairman and Executive Director

Suzhou, People’s Republic of China, March 26, 2025

As at the date of this announcement, the Board of Directors of the Company comprises Dr. Yang Dajun as Chairman and executive Director, Dr. Wang Shaomeng and Dr. Lu Simon Dazhong as non-executive Directors, and Mr. Ye Changqing, Mr. Ren Wei and Dr. David Sidransky and Ms. Marina S. Bozilenko and Dr. Debra Yu and Marc E. Lippman, MD as independent non-executive Directors.

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